CARTER HENRY'S, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021
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		2021
Operating Income		
Revenue	$	166,593
Cost of Goods Sold		23,070
Gross Profit		143,523
Operating Expense		
Payroll		69,045
Rent		35,000
General & Administrative		28,237
Depreciation		8,978
Legal & Professional		2,697
Formation Expenses		-
		143,957
Net Loss from Operations		(434)
Other Income (Expense)		-
Net Loss	$	(434)

CARTER HENRY'S, LLC
BALANCE SHEET
DECEMBER 31, 2021

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	2021
ASSETS	

CURRENT ASSETS	
Cash	$ 15,275
Inventory	27,500
TOTAL CURRENT ASSETS	42,775
NON-CURRENT ASSETS	
Fixed Assets	228,582
Accumulated Depreciation	(8,978)
TOTAL NON-CURRENT ASSETS	219,604
TOTAL ASSETS	$ 262,379

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES	
Related Party Loan	263,275
TOTAL LIABILITIES	263,275
MEMBERS' EQUITY	
Contributed Capital	3,207
Retained Deficit	(4,103)
TOTAL MEMBERS' EQUITY	(896)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 262,379

CARTER HENRY'S, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021

	2021
Cash Flows From Operating Activities	
Net Loss For The Period	$ (434)
Depreciation & Amortization	8,978
Change in Inventory	(27,500)
Net Cash Flows From Operating Activities	(18,956)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(228,582)
Net Cash Flows From Investing Activities	(228,582)
Cash Flows From Financing Activities	
Issuance of Related Party Loan	259,606
Increase in Contributed Capital	3,207
Net Cash Flows From Financing Activities	262,813
Cash at Beginning of Period	-
Net Increase In Cash	15,275
Cash at End of Period	$ 15,275